September 30, 2014

Robert F. Telewicz, Jr.

Senior Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Southern States Sign Company

Form 10-K for the year ended December 31, 2013

Filed May 16, 2014

File number 333-171842

Dear Mr. Telewicz:

Reference is made to the letter dated September 16, 2014 (the “Comment Letter”) to Mr. Sergio Schisani, Chief Executive Officer of Southern States Sign Company (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 10-K for the year ended December 31, 2013 filed by the Company with the Securities and Exchange Commission (the “Commission”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments have been stated below in their entirety, with the responses to each comment set forth immediately under the comment. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013

Item 1. Business

Company Overview, page 3

1.	We note your disclosure in your Form 8-K filed on November 7, 2012 and subsequent amendments thereto, that you previously entered into a preliminary agreement with JSH S.r.l. to acquire a 15% stake in the company. Please tell us the current status of this agreement and whether it has been finalized. To the extent that such agreement has been finalized, please disclose the material terms of the transaction including your current stake in the company.

In response to the Staff’s comments, we confirm that the preliminary agreement entered with JSH S.r.l. to acquire a 15% stake in the company has not been finalized up to date. The parties have now agreed that if the acquisition is not finalized by December 31, 2014, the preliminary agreement will be terminated and cease to have any effect.

Mr. Robert Telewicz
United States Securities and Exchange Commission
September 30, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

For the years ended December 31, 2013 and December 31, 2012, page 18

General

2.	In future Exchange Act periodic reports, please confirm that you will discuss, to the extent material, the drivers of any variance in your year-to-year occupancy, ADR and revenues per available room metrics.

In response to the Staff’s comments, we confirm that in future Exchange Act periodic filings, we will discuss, to the extent material, the drivers of any variance in our year-to-year occupancy, ADR and revenues per available room metrics.

Note 3 – Related Parties Receivables and Payables, page 36

3.	We note that related parties current receivables and payables relate to the former CEO and shareholder, Mr. Antonio Conte, both directly and indirectly. As disclosed in various parts of your 10-K, you have indicated that Mr. Conte was placed under house arrest by the Criminal court in Rome for alleged bankruptcy and tax fraud related to events that took place in 2007 and 2008. Please clarify the impact these events had on your outstanding related party receivables and payables. Specifically, please tell us how you assessed the collectability of related party receivables and determination of whether any of these amounts are impaired.

In response to the Staff’s comments, we confirm that the event mentioned above had no impact on the collectability of receivables and payables. In particular, most of the receivables from related parties concern Masoledo and its subsidiaries, which were not subject to any injuction by the criminal court.

We indicate that the assessment of the collectability of receivables from related parties was made by considering several elements of each transaction and the related counterparty, including:

-	analysis of the documents of the transaction;

-	all key terms and conditions;

-	the scope of the agreement;

Mr. Robert Telewicz
United States Securities and Exchange Commission
September 30, 2014

-	the purpose or intention of the agreement;

-	analysis of facts such as the specific parties involved, effective date of the agreement, and amounts outstanding;

-	the fairness of the amounts in relation to the subject of the agreement;

-	provisions dealing with possible future events that could change the collectability;

-	discussions with independent auditors.

As of the date of the last Form 10K, the assessment resulted in the conclusion that it had no elements to impair any outstanding receivable, except the event described in the following paragraph.

4.	As noted in MD&A disclosures on page 19, approximately 1.6 million Euros of losses on receivables recognized were with a related party. Please clarify how you applied the guidance in paragraph 470-50-40-2 of the Financial Accounting Standards Codification as it relates to extinguishment transactions between related entities.

In response to the Staff’s comments, we confirm that we recognized 1.6 million Euros of losses on the receivable from Laudatio (related party) by considering the guidance in paragraph 470-50-40-2.

We specify to the Staff that the receivable mentioned above, initially recognized in the balance sheet of the parent company Conte Rosso & Partners, resulted after the disposal of the subsidiary, in connection to the spin-off of the non-hotel assets which started in 2011 and completed in September 2012. Before the disposal, Laudatio owned a yacht under a capital lease agreement. The core business of Laudatio is chartering of the yacht. This fact and other elements assessed in connection to the disposal of the subsidiary lead to the conclusion that there was no impairment on the collectability of the receivable.

After the disposal, in the second half of 2013, the capital lease agreement on the yacht (the unique tangible and marketable asset of Laudatio) was terminated by the bank due to disputes on the payments and other issues, unexpectedly causing a crisis in the Laudatio business that has broken down the collectability of the receivable, with no chance to charter the yacht for profit or sell the asset (yacht) to get cash.

The assessment resulted in the recognition of the loss in the income statement of the period ending December 31, 2013.

Mr. Robert Telewicz
United States Securities and Exchange Commission
September 30, 2014

Note 11 – Commitments and Contingencies, page 41

5.	We note that risk provisions or negative adjustments are recognized when in accordance with the opinion of legal counsel the liability is probable and measurable. Please explain to us in detail how your policy for recognizing a loss complies with the guidance outlined within Topic 450-20-25 of the Financial Accounting Standards Codification. Based on disclosures within Note 10 on page 41, certain amounts have been accrued for related to settlements and litigation. For each of your outstanding litigation claims, please tell us and revise disclosures to comply with disclosure requirements outlined within Topic 450-20-50 of the Financial Accounting Standards Codification. In addition, it appears you have accrued for amounts that are significantly less than judgment or lien amounts and total tax assessments. Please clarify the rationale for these lesser amounts and identify and explain the factors that contributed to the differences between the amounts.

In response to the Staff’s comments, we confirm that our policy for recognizing a loss complies with the guidance outlined within Topic 450-20-25 of the Financial Accounting Standards Codification. We specify that we determine a loss from loss contingency by assessing each information available before the financial statements are issued to estimate the likelihood of the asset impairment or liability incurring and to reasonably estimate the amount of loss.

The allowances accrued in connection with the litigation claims mentioned in the Note 10 on page 41 of the Form 10-K for the year ended December 31, 2013, resulted from the following elements:

-	Settlement between Aral and the Italian Revenues Agency. The tax assessment (which arose before the date of the financial statements) accepted by the Agency indicate a total loss contingency of 3,650,000 Euros, 1,400,000 Euros of which was paid before December 31, 2013. The remaining amount of 2,250,000 Euros has been accrued as liability in the balance sheet of the year 2013. The agreement includes any tax charge relating to the tax assessment of the Agency. The event definitively occurred and the amount has been precisely indicated in the settlement. The agreement definitively extinguishes any possible future claims related to the periods examined by the Agency.

-	Litigation between Galzignano Terme Golf & Resort and Sercos. The litigation arose before the date of the financial statements. The amount accrued (1,548,000 Euros) resulted as the difference between the amount indicated by the judgment of the arbitration court to be paid from Galzignano to Sercos, and the amount previously recognized as liability vs. Sercos in the balance sheet of Galzignano. The dispute concerns refurbishment works on Galzignano properties. The event definitively occurred. The amount has been precisely indicated in the judgment and is management’s opinion that this amount represents the maximum liability arising from the litigation. However, Galzignano Terme Golf & Resorts intends to challenge the decision of the arbitration court and aims to obtain an out-of-court settlement.

-	The amount of 590,000 Euros refers to an allowance about refurbishment works on the Majestic hotel in Terme di Galzignano, which belong to Galzignano Terme Golf & Resort SpA. The amount accrued results from the recognition of increased costs of execution for additional activities, initially not stated in the contract. The event definitively occurred. The amount has been precisely estimated and accepted by Galzignano Terme Golf & Resort SpA and is management’s opinion that this amount represents the maximum liability arising from the works assessment.

Mr. Robert Telewicz
United States Securities and Exchange Commission
September 30, 2014

FORM 10-Q FOR THE PERIODS ENDED MARCH 31, 2014 & JUNE 30, 2014

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

6.	Please revise future periodic quarterly filings to include an affirmative statement that the financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Reference is made to Instruction 2 of Rule 8-03 of Regulation S-X.

In response to the Staff’s comments, we confirm that in future periodic quarterly filings, we include an affirmative statement that the financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Robert Telewicz
United States Securities and Exchange Commission
September 30, 2014

Should you have any questions, please contact me at the phone number or e-mail address set forth above.

Sincerely,

Southern States Sign Company

By:	/s/ Sergio Schisani
Name: Sergio Schisani
Title: C.E.O. and Principal Financial Officer

cc:	Christopher S. Auguste, Esq.